December 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

RE:	BiomX Inc.
Registration Statement on Form S-3
File No. 333-261419

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BiomX Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on December 13, 2021, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

[Signature page follows]

United States Securities and Exchange Commission

December 9, 2021

Very truly yours,

BiomX Inc.

By:	/s/ Marina Wolfson
	Name:	Marina Wolfson
	Title:	Senior Vice President for Finance and Operations

Signature Page to Acceleration Request